Contact

www.linkedin.com/in/david-willmott-337b30178 (LinkedIn)

David Willmott

Partner at Collins Willmott & Co.
United States

Experience

Collins Willmott & Co.
Partner
June 2020 - Present (5 years 7 months)
Memphis, Tennessee, United States

Blount International, Inc.
President and COO
December 2009 - June 2020 (10 years 7 months)
Portland, Oregon, United States

Collins Willmott & Co.
Partner
January 2008 - December 2009 (2 years)
New York, New York, United States

Lehman Brothers
Managing Director
August 1997 - January 2008 (10 years 6 months)
New York, New York, United States

Merrill Lynch
Financial Analyst
July 1992 - June 1995 (3 years)
New York, New York, United States

Education

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA, Finance · (1995 - 1997)

Williams College
Bachelor of Arts - BA · (1988 - 1992)

Memphis University School

· (1988)